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September 24, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

RE:	Ascend Telecom Holdings Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed September 11, 2015

File No. 333-205872

Dear Mr. Spirgel:

Set forth below are the responses of Ascend Telecom Holdings Limited (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-4 (File No. 333-205872) filed with the Commission on September 11, 2015 (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment from the Comment Letter in bold text. All references to page numbers and captions in the Company’s responses correspond to Amendment No. 3 to the Registration Statement (“Amendment No. 3”) unless otherwise specified. A copy of Amendment No. 3 is enclosed and has been marked to show changes from Amendment No. 2 as filed.

Background of the Business Combination, page 82

1.	We note your revised disclosure in response to comments 9 and 10 of our prior letter. Please further expand your disclosure to discuss the background and reasons for the warrant proposal, including the August 19, 2015 changes to the warrant proposal.

Response: The Company has revised pages 93 and 94-95 of Amendment No. 3 to expand the disclosure to discuss the background and reasons for the Warrant Amendment Proposal, including the August 19, 2015 changes to the Warrant Amendment Proposal.

Unaudited Pro Forma Condensed Combined Financial Information, page 110

2.	We note your response to comment 13. Please tell us in detail how you determined that the cash consideration payable of INR 2.7 billion (approximately $43.4 million) “implies an approximately 15% discount” to the share price of $10 and the pro forma enterprise value of $335 million.

United States Securities and Exchange Commission

September 24, 2015

Response: The Company respectfully advises the Staff that it hereby amends its prior response to state that the purchase price of approximately $43.4 million for the approximately 31% stake in Ascend India held by the IL&FS Parties implies an approximate 25.4% discount to the equity value of Ascend India implied by a $10.00 share price based on the following analysis:

•	Prior to the Business Combination, NSR owns approximately 69% of Ascend India.

•	Assuming a $10.00 per share value, NSR’s equity ownership in Ascend India is equal to $127 million on a pre-Business Combination basis, which implies a $186 million value for 100% of the equity of Ascend India prior to the Business Combination.

•	The purchase price for the approximately 31% stake in Ascend India held by the IL&FS Parties is approximately $43.4 million, which implies a pre-Business Combination equity value of Ascend India of approximately $138 million, which represents an approximate 25.4% discount to the $186 million pre-Business Combination equity value of Ascend India based on $10.00 per share.

3.	We note your response to our comments 12 and 19. For clarification purpose, please identify each adjustment K amount reflected in the pro forma balance sheet separately as K(1), K(2), etc.

Response: The Company respectfully advises the Staff that it has revised the adjustment K to reflect each adjustment as K(1), K(2), K(3), K(4) and K(5) in the pro forma balance sheet and the related notes to the pro forma to more clearly present each adjustment.

4.	Please refer to adjustment K and address the following comments.

•	Tell us why the accumulated deficit of INR 82,797,684 on page 112 did not agree to the ROI’s accumulated deficit of INR 82,895,043 in the pro forma balance sheet.

•	The note stated that the issuable shares to ROI will be 15,468,750. Tell us why this amount does not agree to the shares listed on page 109.

•	Tell us why the fair value of identifiable net assets of ROI of INR 7,507,763,491 did not agree to the information stated in the pro forma balance sheet.

•	Please tell us and disclose the reason for the adjustment of INR (7,196,141,118).

United States Securities and Exchange Commission

September 24, 2015

•	Disclose and explain to us in more detail the reason for the INR 3,696,400,890 adjustment to retained earnings and how you determined the fair value of the Ascend shares (INR 4,238,698,476).

Response: The Company respectfully advises the Staff as follows:

•	Tell us why the accumulated deficit of INR 82,797,684 on page 112 did not agree to the ROI’s accumulated deficit of INR 82,895,043 in the pro forma balance sheet.

The Company has revised the accumulated deficit appearing in adjustment K to be 82,817,694. This number now agrees to the pro forma balance sheet. However, the amount will not agree to historical ROI accumulated deficit as a result of adjustment D, which reclassed the historical accumulated deficit to additional paid in capital and common stock par value.

•	The note stated that the issuable shares to ROI will be 15,468,750. Tell us why this amount does not agree to the shares listed on page 109.

The Company respectfully advises the Staff that the shares issuable to ROI listed on page 110 include earnout shares as specified in sub-note (2) to the pro forma balance sheet on page 110. In order to cross reference this for the reader the Company had noted in adjustment K that the 13,210,750 shares “excludes earnout shares.” However, to provide more clarity to the reader the Company has revised its disclosure to present the calculation.

•	Tell us why the fair value of identifiable net assets of ROI of INR 7,507,763,491 did not agree to the information stated in the pro forma balance sheet.

The Company has revised its disclosure to present the calculation to arrive at the fair value of identifiable net assets of ROI, which agrees to the pro forma balance sheet. The 6,127,267,994 agrees to the net assets acquired as well as total equity when taking into account the equity shares treated as a liability under U.S. GAAP and reclassed to equity under IFRS, as set forth in note C to the pro forma balance sheet.

•	Please tell us and disclose the reason for the adjustment of INR (7,196,141,118).

The Company has revised its adjustment K to provide more clarity as to why the (5,192,565,632) has been recorded. The adjustment is twofold: the first entry described in note C to the pro forma re-classes the redeemable equity classified as liability under U.S. GAAP to permanent equity under IFRS; the second entry, now more clearly disclosed in note K(5), is to eliminate the previous equity of ROI as it is being exchanged/replaced with the new shares, as described in note K(1).

•	Disclose and explain to us in more detail the reason for the INR 3,696,400,890 adjustment to retained earnings and how you determined the fair value of the Ascend shares (INR 4,238,698,476).

United States Securities and Exchange Commission

September 24, 2015

The Company respectfully advises the Staff that the INR 4,238,698,476 represents the carrying value of the Ascend shares. The difference of INR 3,696,400,890, which represents the difference between the carrying value of the Ascend shares and the fair value of the issuable shares to NSR of INR 7,935,099,366, should be recorded to additional paid in capital and not retained earnings, as the Company’s total additional paid in capital can exceed the previous carrying value of the Ascend shares. As the Company now presents par value of the issuable shares in “Share Capital” and the remaining value of the issuable shares in additional paid in capital, the Company has revised its pro forma balance sheet and disclosure to present the difference noted above through additional paid in capital.

5.	We note your response to our comment 22. As previously requested regarding adjustment N, please revise your disclosure to state the reasons for the adjustments to “Weighted average shares outstanding.” It appears the adjustment reflects the redemption of ROI’s shares.

Response: The Company respectfully advises the Staff that, as it is now showing only one scenario, this has been removed.

6.	We note your response to comment 24. Please disclose the impact on the pro forma financial statements if you give effect to the earnout shares or disclose such impact is not material to the pro forma financial statements. We note you disclose the earnout shares issuable to ROI stockholders and NSR on page 109.

Response: The Company has revised its introduction to the pro forma to provide the impact to the financial statements in narrative format, as it has a zero impact on total equity and minimal impact on EPS.

U.S. Federal Income Tax Consequences of the Business Combination, page 116

7.	We note your response to prior comment 27 that you have provided an opinion of tax counsel to ROI that supports the tax matters and consequences to ROI stockholders and warrantholders of the Business Combination and the warrant amendment. However, you disclose in the last paragraph on page 118 that, “[d]ue to the lack of authority, ROI has neither obtained a legal opinion from McDermott Will & Emery LLP nor requested a ruling from the IRS that the merger of ROI with and into Merger Sub will qualify as reorganization under Section 368(a).” As the tax consequences of the merger to ROI shareholders and ROI warrantholders depend on whether the merger qualifies as a reorganization under Section 368(a), and you disclose that the merger may so qualify, please support your disclosure with an opinion from counsel. If counsel is unable to opine, please state that fact clearly. Similarly, please provide an opinion that supports your disclosure of the tax consequences to ROI warrantholders if they choose the option to have their warrants become exercisable for Ascend Holdings ordinary shares. We note your disclosure in the last paragraph on page 121 that “ROI has neither obtained a legal opinion from McDermott Will & Emery LLP nor requested a ruling from the IRS as to whether the warrants becoming exercisable for Ascend Holdings ordinary shares will not be treated for U.S. federal income tax purposes as giving rise to a taxable exchange of the warrants for new warrants.” For further guidance, refer to Section III.C.1. of Staff Legal Bulletin No. 19.

United States Securities and Exchange Commission

September 24, 2015

Response: The Company has revised pages 119 and 122 to state clearly that ROI’s counsel is unable to opine (i) that the merger of ROI with and into Merger Sub will qualify as a reorganization under Section 368(a) of the Internal Revenue Code and (ii) as to whether the warrants becoming exercisable for Ascend Holdings ordinary shares will not be treated for U.S. federal income tax purposes as giving rise to a taxable exchange of the warrants for new warrants.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in Amendment No. 3, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact me at (212) 326-7874 or by e-mail at jtowen@jonesday.com.

Thank you for your continued assistance. We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ John T. Owen
John T. Owen

cc: Sushil Kumar Chaturvedi (Ascend Telecom Holdings Limited)